FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  November, 2002


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








BG GROUP PLC
2002 THIRD QUARTER RESULTS
----------------------------------------------------------------------

"BG Group maintained earnings momentum in a challenging business environment and made excellent progress on the delivery of its growth programme."

                                                 Sir Richard Giordano, Chairman




                                              HIGHLIGHTS


     Third Quarter                                                     First Nine Months
    2002      2001                              Results excluding        2002       2001
    GBPm      GBPm                              exceptional items*       GBPm       GBPm


     698       653              +7%             Turnover                2,062      1,981            +4%

     198       202              -2%             Total operating           634        639            -1%
                                                profit

     106       102              +4%             Earnings (i)              294        350           -16%

    3.0p      2.9p              +3%             Earnings per share       8.3p      10.0p           -17%

(i) 2002 incorporates the effect of the North Sea tax surcharge, comprising GBP10 million in the third quarter and GBP82 million in the first nine months. Excluding this surcharge, earnings per share for the first nine months rose by 7% to 10.7 pence.
-------------------------------------------------------------------------------
  - Earnings rose by 4% for the quarter after incorporating the charge for the UK North Sea tax increase.
  - At constant upstream prices operating profit would have increased by 9% for the quarter.
  - E&P volumes grew by 22% for the quarter to 32.6 million barrels of oil equivalent.
  -   Production commenced from the North Coast Marine Area in Trinidad and
      Tobago.
  -   Atlantic LNG Train 2 started commercial production.
  -   San Lorenzo CCGT commenced commercial operations.
  -   Egyptian LNG Train 1 Sale and Purchase Agreement signed with Gaz de
      France.
  -   Agreement to sell 2.6 mtpa of LNG from Tangguh to Fuijan, China.
  -   Kalamkas discovery in North Caspian Sea.
  -   72% exploration and appraisal success rate in the year to date.

* For details of exceptional items see the consolidated profit and loss account and note 2 of the Quarterly Accounts.


                                            BUSINESS REVIEW

The results discussed in this Business Review relate to BG's Business Performance. There were no exceptional items in the third quarter of 2002 or 2001.

                                             GROUP RESULTS

                                                                   Third Quarter
                                                                2002          2001
                                                                GBPm          GBPm
Turnover                                                         698           653                    +7%

Exploration and Production                                       164           143                   +15%
Liquefied Natural Gas                                             (1 )          (5 )                 +80%
Transmission and Distribution                                     10            42                   -76%
Power Generation                                                  28            20                   +40%
Storage                                                          n/a             7                      -
Other activities                                                  (3 )          (5 )                 +40%
                                                              ------   -----------
Total operating profit                                           198           202                    -2%

Net interest                                                     (21 )         (26 )                 +19%
Tax                                                              (71 )         (61 )                 -16%
Earnings                                                         106           102                    +4%
Earnings per share                                              3.0p          2.9p                    +3%

Capital expenditure                                              300           278                    +8%


The Group maintained positive earnings momentum despite the increase in North Sea taxation, lower UK gas prices and the effects of continued economic weakness in South America.

Total operating profit of GBP198 million reflected strong growth in Exploration and Production and Power, together with an improved contribution from LNG, offset by the impact on Transmission and Distribution of further economic and currency weaknesses in Argentina and Brazil.

The net interest charge was lower than 2001, see note 4, with the effect of lower interest rates offsetting higher net borrowings. The tax charge for the quarter is based on an effective rate of 40%. Earnings rose by 4% after taking into account a GBP10 million tax increase due to the North Sea tax surcharge. Cash inflow from normal operating activities was GBP297 million, compared with GBP115 million in 2001. The improvement mainly reflects a net working capital inflow of GBP52 million, compared with a GBP151 million outflow in 2001. Capital expenditure was GBP300 million in the quarter, bringing the total for the year to date to GBP1,189 million. The quarterly expenditure was principally in Kazakhstan (GBP99 million), the UK (GBP74 million), the Mediterranean Basin (GBP58 million) and Trinidad and Tobago (GBP24 million).

As at 30 September 2002, net borrowings were GBP927 million and gearing was 21.9% (1 January 2002 13.2%). Net borrowings included GBP373 million of non-recourse net borrowings held in subsidiary undertakings (GBP284 million of which is attributable to MetroGAS).


                                      EXPLORATION AND PRODUCTION

                                                                      Third Quarter
                                                                  2002            2001

Production volumes (mmboe)                                        32.6            26.7               +22%

Turnover including purchased gas (GBPm)                            448             330               +36%
Turnover excluding purchased gas (GBPm)                            367             313               +17%

Total operating profit (GBPm)                                      164             143               +15%

Average realised oil price per barrel                         GBP17.49          GBP17.47              -
                                                               ($26.50 )       ($24.98 )              +6%

Average realised gas price per produced therm                   12.85p          14.95p               -14%

Lifting costs per boe                                          GBP1.15         GBP1.12                +3%
                                                                ($1.74 )        ($1.60 )              +9%

Operating expenditure per boe                                  GBP2.25         GBP2.08                +8%
                                                                ($3.41 )        ($2.97 )             +15%


Additional Operating and Financial Data are given following note 7.

Production increased by 22% including production from the new Jade (UKCS) and Indian fields, together with increased production from Karachaganak, Elgin/Franklin, Blake and La Vertiente (Bolivia). Excluding the impact of price changes and purchased gas sales, turnover increased by 22%, reflecting the increase in production. Operating profit rose by 30% at constant prices.

Turnover, excluding purchased gas sales, was up 17%. This includes the impact of lower average realised gas prices, which reflect lower UK market prices and a consequential change in sales mix. Following the annual price revision, UK contract gas prices are expected to decrease by around 12% for the 2002/2003 gas year, which commenced on 1 October 2002.

Unit lifting costs increased by 3 pence, as major maintenance programmes were undertaken at several fields during the quarter. Unit operating expenditure increased by 17 pence principally due to transportation and processing fees on production from the Jade and Blake fields.

Exploration expense rose by GBP13 million mainly due to a higher level of seismic work in the quarter. Capital expenditure of GBP236 million included continuing investment in Karachaganak, West Delta Deep, Miskar and the Easington Catchment Area.


                                    Third quarter business highlights

Production commenced from the Hibiscus field in Trinidad and Tobago's North Coast Marine Area (NCMA). First gas from the platform was produced into the recently commissioned second train of Atlantic LNG (ALNG) in July. The NCMA project recently achieved one million man-hours without a lost time injury during the hook up and commissioning of the platform and subsequent drilling and production activities.



The  Boyle  field   commenced   production  on  22  October  after  having  been
successfully drilled from the Davy platform.

In the UK, the second phase of Easington Catchment Area (Juno) remains on schedule with production planned to begin in December 2002. Juno comprises the BG-operated Minerva and Apollo fields and the BP-operated Wollaston and Whittle fields.

BG and partners signed an amended West Delta Deep Marine (WDDM) Concession Agreement with the Egyptian General Petroleum Corporation. This amendment facilitates the development of the Egyptian LNG (ELNG) export scheme.

Since the second quarter results five exploration and appraisal wells were drilled, three in the UK and one each in Kazakhstan and India. The year-to-date success ratio is 72%.

The South West Seymour exploration well was completed at the end of October, confirming it as an economic gas discovery. The sidetrack development well, which is currently being drilled, is scheduled to be completed in early January. First production is targeted for the beginning of the second quarter 2003.

An exploration well drilled on the Kalamkas prospect (BG 16.67%) in the North Caspian Sea discovered hydrocarbons. The well, approximately 90 km south-west of Kashagan, flowed at 2,300 bopd of 34 degrees API on test.

Seismic data, to aid field development planning, was acquired over the western portion of the Kashagan field in the North Caspian Sea and also over the Buzzard field in the UK.

BG and partner, ChevronTexaco, have been selected as the preferred bidders for Block 2 in Venezuela's Plataforma Deltana. The Loran discovery in Block 2 is believed to extend into Block 6(d) of Trinidad and Tobago, where BG is operator with a 50% interest. Discussions have commenced with the Venezuelan Government on proposed licence terms and conditions.


                                         LIQUEFIED NATURAL GAS

                                                         Third Quarter
                                                2002                    2001
                                                GBPm                    GBPm

Turnover                                          73                      14                     +421%
Total operating loss                              (1 )                    (5 )                    +80%
Capital expenditure                               27                      32                      -16%

Increased income from LNG shipping and marketing led to the GBP59 million increase in turnover.

The GBP1 million loss in the quarter compares with a loss of GBP5 million last year. This result comprised shipping and marketing (GBP2 million loss), business development costs (GBP4 million) and BG's share of operating profits at ALNG (GBP5 million profit). Business development expense fell by GBP8 million as ELNG and Tangguh progressed to become capital projects in the fourth quarter of 2001. Operating profits from ALNG were in line with last year with ALNG Train 2 being in start-up phase during the quarter.

Capital expenditure in the quarter relates to ELNG and the two-train expansion of ALNG.

                                   Third quarter business highlights

Lake Charles received and processed 12 cargoes in the quarter, strengthening the establishment of this new business for BG. Progress continues to be made on obtaining new sources of supply for Lake Charles and new initiatives are being developed for marketing gas in the USA.

The second train of ALNG commenced operations in July and produced first LNG in August, with initial cargoes from BG and its upstream partners being delivered to Lake Charles. Commencing in the second quarter of 2003, BG and its upstream partners' LNG output is contracted for delivery to El Paso at Elba Island under a long-term contract. In addition, BG made progress towards the commercialisation of ALNG Train 4, with commencement of operations planned for the end of 2005.

A Sale and  Purchase  Agreement  between ELNG Train 1 partners and Gaz de France
(GdF) was signed on 12 October. The Participation Agreement, which provides for GdF to become a partner in both Train 1 and the common facilities, was also signed. An EPC contract for Train 1 and common facilities was signed between co-venturers and Bechtel. Construction of the 3.6 mtpa facility is underway, with first LNG expected in the third quarter of 2005.

The Tangguh partners announced the sale of 2.6 mtpa of LNG under a 25-year contract to the proposed Fuijan LNG importation terminal in China. It is intended that the Tangguh project will be supplied by gas from the BG-operated Muturi PSC and two other PSCs. Marketing of the remainder of Tangguh's output continues with the intention of sanctioning the Tangguh project as planned in the second quarter of 2003. First production is now scheduled for 2007.


                                     TRANSMISSION AND DISTRIBUTION


                                                      Third Quarter
                                            2002                      2001
                                            GBPm                      GBPm
Turnover

Excluding MetroGAS                            93                        97                         -4%
MetroGAS                                      39                       153                        -75%
                                     -----------               -----------
                                             132                       250                        -47%

Total operating profit
Excluding MetroGAS                             -                         8                           -
MetroGAS                                      10                        34                        -71%
                                     -----------               -----------
                                              10                        42                        -76%

Capital expenditure                           22                        46                        -52%


Comgas' volumes were up 28%, although turnover in Sterling was in line with last year, having been reduced by the weakening Brazilian Real.

Total operating profit excluding MetroGAS fell by GBP8 million principally due to a lower contribution from Comgas (2002 GBP1 million loss; 2001 GBP3 million profit), reflecting the Real depreciation and timing differences on gas cost pass-through, which is recovered through periodic tariff adjustments. These tariffs are expected to be revised in the fourth quarter.

MetroGAS' contribution to Group results continued to reflect the effect of the Peso devaluation and the adverse economic and regulatory environment in Argentina. Volumes rose by 6% and the business posted an operating profit of GBP10 million.

Capital expenditure in the quarter was incurred mainly on the expansion of the Comgas distribution network. This expenditure was financed through operating cash flows of the business and Comgas' existing lines of credit.


                                   Third quarter business highlights

Comgas connected 6,451 residential and commercial customers and 33 industrial and NGV customers in the quarter. Peak volumes during the quarter were 10 mmcmd.

The reorganisation of the Argentine Government's renegotiation committee has caused delay to the MetroGAS licence renegotiation process. The initial period for renegotiation has been extended by 120 business days until March 2003. The Government's plan to hold public hearings on tariff increases was cancelled by judicial order.


                                           POWER GENERATION


                                                                         Third Quarter
                                                                     2002            2001
                                                                     GBPm            GBPm

Turnover                                                               37              36             +3%
Total operating profit                                                 28              20            +40%
Capital expenditure                                                     9              30            -70%

Total operating profit rose by GBP8 million, principally due to higher profits at Premier Power and the commissioning of the San Lorenzo power plant during the quarter. Operating profit at Premier Power increased by GBP3 million reflecting lower costs following the planned closure of an existing unit in the second quarter.

Capital expenditure in both years relates mainly to the Premier Power CCGT project.

                                   Third quarter business highlights

In the Philippines, the 500 MW gas-fired San Lorenzo power station completed its phased commissioning and entered full commercial operations on 1 October. This completes the project programme to deliver the 2003 Power target.

BG continues to progress the key project agreements for the proposed Barca Power CCGT in Tunisia. Tenders are being evaluated for the supply of plant equipment. An environmental impact assessment for the project has been submitted to the Tunisian authorities.

                                           OTHER ACTIVITIES

Other activities, which includes new business expenditure and certain corporate costs, incurred a net loss of GBP3 million in the third quarter (2001 GBP5 million loss).



OUTLOOK

"In the third quarter, BG Group maintained earnings momentum and made excellent progress on the delivery of its growth programme. These accomplishments were impressive when considered against the challenging business environment.

BG Group remains on course to deliver a good operating performance in the fourth quarter. We will provide a detailed progress update on our targets for 2003 and beyond at our annual investor presentation in London on 14 November and in New York on 18 November."
                                                         Sir Richard Giordano
                                                         7 November 2002



                                              LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the growth programme, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward- looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which the BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed,
(viii) fluctuations in exchange rates, in particular the US$:UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2001. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

                                       SUPPLEMENTARY INFORMATION


                                            Definitions

                           In these results:
                           bcf      billion cubic feet
                           boe      barrels of oil equivalent
                           boepd    barrels of oil equivalent per day
                           bopd     barrels of oil per day
                           CCGT     combined cycle gas turbine
                           E&P      Exploration and Production
                           EPC      engineering, procurement and construction
                           FEED     front end engineering design
                           GW       gigawatt
                           LNG      Liquefied Natural Gas
                           m        million
                           mmboe    million barrels of oil equivalent
                           mmcfd    million cubic feet per day
                           mmcmd    million cubic metres per day
                           mmscfd   million standard cubic feet per day
                           mtpa     million tonnes per annum
                           MW       megawatt
                           PSC      production sharing contract
                           UKCS     United Kingdom Continental Shelf


                                 CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                             THIRD QUARTER

                                             2002                                 2001
                               Total     Excep-tional       Busi-     Total   Excep-tional     Busi-
                                                items        ness                    items      ness
                                                          perfor-                            perfor-
                                                            mance                              mance
                         Notes  GBPm             GBPm        GBPm      GBPm           GBPm      GBPm

Turnover                 3       698                -         698       653              -       653
Operating costs                 (536 )              -          (536 )  (483 )            -      (483 )
                               ----------------------------------     --------------------------------
Group operating profit   3       162                -         162       170              -       170
Share of operating                36                -          36        32              -        32
profits less
   losses in joint
ventures and
associated undertakings
                               ----------------------------------     --------------------------------
Total operating profit   3       198                -         198       202              -       202
Loss on disposal of                -                -           -         -              -         -
fixed assets
                               ----------------------------------     --------------------------------
Profit on ordinary               198                -         198       202              -       202
activities
Net interest             4       (21 )              -         (21 )     (26 )            -       (26 )
                               ----------------------------------     --------------------------------
Profit on ordinary               177                -         177       176              -       176
activities before
taxation
Tax on profit on         5       (71 )              -         (71   )   (61 )            -       (61 )
ordinary activities
                               ----------------------------------     --------------------------------
Profit on ordinary               106                -         106       115              -       115
activities after
taxation
Minority shareholders'             -                -           -       (13 )            -       (13 )
interest
                               ----------------------------------     --------------------------------
Earnings                         106                -         106       102              -       102
                               ----------------------------------     --------------------------------
Earnings per ordinary    6      3.0p                -        3.0p      2.9p              -      2.9p
share (i)

i) There is no difference between basic and diluted earnings per ordinary share.


                                 CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                           FIRST NINE MONTHS

                                              2002                                2001
                                Total     Excep-tional       Busi-    Total   Excep-tional     Busi-
                                                 items        ness                   items      ness
                                                           perfor-                           perfor-
                                                             mance                             mance
                         Notes   GBPm             GBPm        GBPm     GBPm           GBPm      GBPm

Turnover                 3      2,062                -       2,062    2,015             34     1,981
Operating costs                (1,538   )            -      (1,538 ) (1,454 )            -    (1,454 )
                               -------------------------------------   -------------------------------
Group operating profit   3        524                -         524      561             34       527
Share of operating                110                -         110      112              -       112
profits less    losses
in joint ventures and
 associated undertakings
                               -------------------------------------   -------------------------------
Total operating profit   3        634                -         634      673             34       639
Profit/(loss) on                  (10   )          (10   )       -       20             20         -
disposal of fixed assets
                               -------------------------------------   -------------------------------
Profit on ordinary                624              (10   )     634      693             54       639
activities
Net interest             4        (60   )            -         (60 )    (50 )           17       (67 )
                               -------------------------------------   -------------------------------
Profit on ordinary                564              (10   )     574      643             71       572
activities before
taxation
Tax on profit on         5       (280   )            -        (280 )   (221 )          (21 )    (200 )
ordinary activities
                               -------------------------------------   -------------------------------
Profit on ordinary                284              (10   )     294      422             50       372
activities after
taxation
Minority shareholders'              -                -           -      (22 )            -       (22 )
interest
                               -------------------------------------   -------------------------------
Earnings                          284              (10   )     294      400             50       350
                               -------------------------------------   -------------------------------
Earnings per ordinary    6       8.0p            (0.3p   )    8.3p    11.4p           1.4p     10.0p
share (i)

i) There is no difference between basic and diluted earnings per ordinary share.


                                    CONSOLIDATED STATEMENT OF TOTAL
                                      RECOGNISED GAINS AND LOSSES
                                           FIRST NINE MONTHS

                                                         2002            2001
                                                         GBPm            GBPm

 Earnings                                                 284             400

Currency translation adjustments (i)                     (372 )           (21 )
--------------------------------------------------------------------------------
Total recognised gains and losses                         (88 )           379
--------------------------------------------------------------------------------
i)   The movement in 2002 includes the retranslation of the Group's net investments in Comgas (GBP
     (194) million) and MetroGAS (GBP(84) million).


                                      CONSOLIDATED BALANCE SHEET

                                                                    As at
                                                    30 Sept                       31 Dec
                                                       2002                         2001
                                                       GBPm                         GBPm
 Fixed assets:
  Intangible assets                                     763                          798
  Tangible assets                                     4,011                        3,707
  Investments                                           723                          663
                                                  ------------------------     ------------------------
                                                      5,497                        5,168
Current assets:
  Stocks                                                123                           98
  Debtors: amounts falling due within one year          603                          616
  Debtors: amounts falling due after one year           103                          125
  Investments                                            67                          326
  Cash at bank and in hand                              157                           92
                                                  ------------------------     ------------------------
                                                      1,053                        1,257
Creditors: amounts falling due within one year:
  Borrowings                                           (593 )                       (493 )
  Other creditors                                      (984 )                       (847 )
                                                  ------------------------     ------------------------
                                                     (1,577 )                     (1,340 )
-------------------------------------------------------------------------------------------------------
Net current liabilities                                (524 )                        (83 )
-------------------------------------------------------------------------------------------------------
Total assets less current liabilities                 4,973                        5,085

Creditors: amounts falling due after more than
one year:
  Borrowings                                           (558 )                       (463 )
  Other creditors                                      (201 )                       (228 )
                                                  ------------------------     ------------------------
                                                       (759 )                       (691 )

Provisions for liabilities and charges                 (903 )                       (864 )
-------------------------------------------------------------------------------------------------------
                                                      3,311                        3,530
-------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES
BG shareholders' funds                                3,266                        3,406
Minority shareholders' interest                          45                          124
-------------------------------------------------------------------------------------------------------
                                                      3,311                        3,530
-------------------------------------------------------------------------------------------------------


                                  MOVEMENT IN BG SHAREHOLDERS' FUNDS

          Third Quarter                                                          First Nine Months
   2002          2001                                                          2002              2001
   GBPm          GBPm                                                          GBPm              GBPm
    106           102              Profit for the financial period              284               400
      -             -              Issue of shares                                3                 -
      -             -              Dividend                                     (55 )             (53 )
-------------------------------------------------------------------------------------------------------
    106           102                                                           232               347

   (157 )         (61 )            Currency translation adjustments            (372 )             (21 )
-------------------------------------------------------------------------------------------------------
    (51 )          41              Net movement in BG shareholders' funds      (140 )             326
                                   for
                                   the financial period

                                   BG shareholders' funds at the beginning
                                   of the period:
  3,317         3,443                 - as previously published               3,406             3,550
      -             -                 - restatement to prior period (i)           -              (392 )
 ------        ------                                                        ------              ------
  3,317         3,443                 - as restated                           3,406             3,158
-------------------------------------------------------------------------------------------------------

  3,266         3,484              BG shareholders' funds as at 30 Sept       3,266             3,484

-------------------------------------------------------------------------------------------------------
i)  Relates to the implementation of FRS 19, 'Deferred Tax', on 1 January 2001.


                                   CONSOLIDATED CASH FLOW STATEMENT

      Third Quarter                                                            First Nine Months
    2002       2001                                                    2002              2001
    GBPm       GBPm                                                    GBPm              GBPm
     198        202     Total operating profit                          634               673
       -          -     Less: exceptional operating items                 -               (34 )
------------------------------------------------------------------------------------------------------
     198        202     Total operating profit excluding                634               639
                        exceptional items
     (36 )      (32 )   Less: share of operating profit in joint       (110 )            (112 )
                        ventures and associated undertakings
------------------------------------------------------------------------------------------------------
     162        170     Group operating profit excluding                524               527
                        exceptional items
      95        103     Depreciation and amortisation                   297               288
     (12 )       (7 )   Provisions and other non-cash flow items        (12 )             (14 )
      52       (151 )   Working capital                                 (72 )            (228 )
------------------------------------------------------------------------------------------------------
     297        115     Cash flow from normal operating activities      737               573
       -          -     Movement in provision on sale of certain          -              (184 )
                        long-term contracts
       -          -     Receipt of exceptional income                     -                34
       -          -     Net impact of demerger                            -               (21 )
------------------------------------------------------------------------------------------------------
     297        115     Net cash flow from operating activities         737               402

       8          7     Dividends from joint ventures and                39                41
                        associated undertakings

     (11 )      (21 )   Returns on investments and servicing of         (20 )             (27 )
                        finance (i)

     (63 )      (82 )   Tax paid                                       (167 )            (171 )

    (291 )     (247 )   Capital expenditure and investment (ii)      (1,098 )            (707 )
                        (iii)

       2          2     Proceeds from sales of assets (iv)                7                55

       -          -     Equity dividends paid                           (52 )             (51 )

     (29 )     (222 )   Management of liquid resources                  254              (141 )
------------------------------------------------------------------------------------------------------
     (87 )     (448 )   Net cash flow before financing                 (300 )            (599 )

       -          -     Changes in share capital                          3                 -
       2          3     Shares issued to minority interests               5                 7
      93        401     Net movement in gross borrowings                345               576
 -------    -------                                                 -------           -------
      95        404     Net cash flow from financing activities         353               583
------------------------------------------------------------------------------------------------------
       8        (44 )   NET MOVEMENT IN CASH                             53               (16 )
     138         79     Opening cash                                     92                64
      11         10     Changing values of currency                      12                (3 )
------------------------------------------------------------------------------------------------------
     157         45     CLOSING CASH (v)                                157                45
------------------------------------------------------------------------------------------------------

 i) Includes capitalised interest for the third quarter of GBP2 million (2001 GBP8 million) and for the nine months of GBP8 million (2001 GBP14 million). In 2001, also includes GBP17 million received in respect of exceptional items in the nine months.
 ii)  Includes loans to joint ventures and associated undertakings.
iii) In 2002 nine months, includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.
 iv) Includes repayment of loans by joint ventures and associated undertakings.
 v) Represents cash at bank and in hand of GBP157 million (2001 GBP45 million) offset by bank overdrafts of GBPnil(2001 GBPnil).



                                   RECONCILIATION OF NET BORROWINGS
                                           FIRST NINE MONTHS

                                                                            GBPm

Net borrowings as at 1 January 2002                                         (538 )
Net increase in cash in the period (i)                                        53
Cash inflow from the management of liquid resources                         (254 )
Net increase in gross borrowings                                            (345 )
Foreign exchange                                                             157
--------------------------------------------------------------------------------------------------------
Net borrowings as at 30 September 2002                                      (927 )
--------------------------------------------------------------------------------------------------------

i) Includes cash acquired of GBP57 million on the purchase of a subsidiary undertaking.

Net borrowings attributable to MetroGAS (including Gas Argentino), Comgas and Gujarat Gas were GBP373 million (1 January 2002 GBP452 million).

The gearing ratio (net borrowings as a percentage of net borrowings plus equity) was 21.9% 1 January 2002 13.2%).


Notes


1. Basis of preparation

The financial information contained in this quarterly report is unaudited and does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. BG's statutory accounts for the year ended 31 December 2001, which include the unqualified report of the auditors, have been filed with the Registrar of Companies. This results statement has been prepared on the basis of the accounting policies set out in those statutory accounts.

2. Exceptional items

Third Quarter                                                            First Nine Months
2002  2001                                                            2002              2001
GBPm  GBPm                                                            GBPm              GBPm

   -     -             Turnover: House of Lords judgment                 -                34
------------------------------------------------------------------------------------------------------
   -     -             Impact on operating profit                        -                34

   -     -             Profit/(loss) on disposal of fixed assets       (10 )              20

   -     -             Interest: House of Lords judgment                 -                17
------------------------------------------------------------------------------------------------------
   -     -             Impact on profit before tax                     (10 )              71

   -     -             Tax impact of exceptional items                   -               (21 )
------------------------------------------------------------------------------------------------------
   -     -             Impact on earnings                              (10 )              50
------------------------------------------------------------------------------------------------------

2002 second quarter: Disposal of investment

BG disposed of its 100% investment in Iqara EcoFuels Limited, realising a GBP7 million loss.

2001 first quarter: House of Lords judgment

The House of Lords  judgment in favour of the Central Area  Transmission  System
(CATS) partners (BG 51.18%) in their dispute with Teesside Gas Transportation Limited (an Enron Corp. subsidiary) gave rise to income of GBP34 million (Exploration and Production) and GBP17 million interest receivable. The resulting tax impact was a GBP15 million charge, leading to a net GBP36 million increase in earnings.

2001 first quarter: Partial disposal of investment

BG disposed of a 24.5% share in Phoenix Natural Gas Limited (Phoenix), the Northern Ireland natural gas distribution company. The sale reduced BG's interest in Phoenix to 51% and realised proceeds of GBP49 million resulting in a GBP21 million profit (Transmission and Distribution). The resulting tax impact was a GBP6 million charge.


3. Segmental analysis: excluding exceptional items


             Third Quarter                        Turnover excluding share of     First Nine Months
                                                  joint ventures
     2002                   2001                                                   2002       2001
     GBPm                   GBPm                                                   GBPm       GBPm
      448                    330                  Exploration and Production      1,278      1,042
                                                  (i)
       73                     14                  Liquefied Natural Gas             198         61
      132                    250                  Transmission and                  422        643
                                                  Distribution
       37                     36                  Power Generation                  141        143
      n/a                     21                  Storage                           n/a         63
       23                     12                  Other activites                    63         69
      (15 )                  (10 )                Less: intra-group sales           (40 )      (40 )
------------------------------------------------------------------------------------------------------
      698                    653                                                  2,062      1,981
------------------------------------------------------------------------------------------------------

                           Group operating     Share of operating profit in     Total operating profit/
                            profit/(loss)           joint ventures and                  (loss)
                                                 associated undertakings
Third Quarter               2002      2001          2002     2001                    2002       2001
                            GBPm      GBPm          GBPm     GBPm                    GBPm       GBPm

Exploration and              164       143             -        -                     164        143
Production
Liquefied Natural Gas         (6 )     (10 )           5        5                      (1 )       (5 )
Transmission and               2        34             8        8                      10         42
Distribution
Power Generation               5         1            23       19                      28         20
Storage                      n/a         7           n/a        -                     n/a          7
Other activities              (3 )      (5 )           -        -                      (3 )       (5 )
--------------------------------------------------------------------------------------------------------
                             162       170            36       32                     198        202
--------------------------------------------------------------------------------------------------------
First Nine Months

Exploration and              517       453             -        -                     517        453
Production (i)
Liquefied Natural Gas        (15 )      (6 )          18       26                       3         20
Transmission and               7        68            24       22                      31         90
Distribution
Power Generation              25        15            68       64                      93         79
Storage                      n/a        20           n/a        -                     n/a         20
Other activities             (10 )     (23 )           -        -                     (10 )      (23 )
--------------------------------------------------------------------------------------------------------
                             524       527           110      112                     634        639
--------------------------------------------------------------------------------------------------------

i) Exploration and Production's nine months 2001 results are stated excluding an exceptional receipt of GBP34 million in respect of the House of Lords judgment in favour of the CATS partners (see note 2). Including this receipt, Exploration and Production's results for 2001 would have been: turnover GBP1,076 million and total operating profit GBP487 million for the nine months.

BG's share of turnover and operating profit in joint ventures for the third quarter was GBP25 million (2001 GBP30 million) and GBP22 million (2001 GBP17 million) respectively; and for the nine months was GBP114 million (2001 GBP106 million) and GBP61 million (2001 GBP55 million) respectively.


4. Net interest


   Third Quarter                                                                     First Nine Months
 2002        2001                                                                     2002       2001
 GBPm        GBPm                                                                     GBPm       GBPm
   (9 )       (17 )                   Net interest payable on net borrowings           (26 )      (31 )
    2           8                     Interest capitalised                               8         14
-------------------------------------------------------------------------------------------------------
   (7 )        (9 )                                                                    (18 )      (17 )

   (3 )        (4 )                   Unwinding of discount on provisions (i)           (9 )      (12 )
   (2 )        (2 )                   Unwinding of discount on deferred income          (6 )       (7 )
-------------------------------------------------------------------------------------------------------
  (12 )       (15 )                   Net interest:    Group                           (33 )      (36 )
   (6 )        (7 )                                    Joint ventures                  (19 )      (20 )
   (3 )        (4 )                                    Associated undertakings          (8 )      (11 )
-------------------------------------------------------------------------------------------------------
  (21 )       (26 )                   Total net interest: excluding exceptional        (60 )      (67 )
                                      items

    -           -                     Interest receivable on House of Lords judgment     -         17
                                      in favour of the CATS partners
-------------------------------------------------------------------------------------------------------
  (21 )      (26 )                    Total net interest: including exceptional        (60 )      (50 )
                                      items
-------------------------------------------------------------------------------------------------------

            i) Relates to the unwinding of the discount on provisions in respect of decommissioning, included in the profit and loss account as a financial item within the net interest charge.


5. Taxation - nine months

The tax charge for the nine months before exceptional items was GBP280 million (2001 GBP200 million). This incorporates the rate changes enacted in the Finance Act 2002, comprising a 10% surcharge on North Sea profits and a GBP51 million charge recognised in the second quarter relating to opening UK deferred tax balances. Excluding the prior year item, the Group's effective tax rate for the year is expected to be around 40% (2001 34.5%). The tax charge including exceptional items was GBP280 million (2001 GBP221 million).


6. Earnings per ordinary share

Reconciliation of earnings and earnings per share including and excluding exceptional items

   Third Quarter                                                               First Nine Months
  2002      2001                                                             2002             2001
--------------------------------------------------------------------------------------------------------
GBPm Pence GBPm Pence                                                    GBPm  Pence    GBPm      Pence
      per         per                                                            per                per
    share       share                                                          share              share

106   3.0 102   2.9                     Earnings                          284   8.0     400       11.4
  -     -   -     -                     Exceptional income (i)              -     -     (51 )     (1.4 )
  -     -   -     -                     (Profit)/loss on disposals         10   0.3     (20 )     (0.6 )
  -     -   -     -                     Tax impact of above                 -     -      21        0.6
--------------------------------------------------------------------------------------------------------
106   3.0 102   2.9  Earnings -                                           294   8.3     350       10.0
                     excluding
                     exceptional items
--------------------------------------------------------------------------------------------------------

Earnings and earnings per share before interest, tax, depreciation and amortisation - including and excluding exceptional items

   Third Quarter                                                               First Nine Months
  2002      2001                                                             2002             2001
--------------------------------------------------------------------------------------------------------
GBPm Pence GBPm Pence                                                    GBPm Pence    GBPm      Pence
      per         per                                                           per                per
    share       share                                                         share              share
106   3.0 102   2.9                     Earnings                          284   8.0     400       11.4
  -     -  13   0.4                     Minority interest                   -     -      22        0.6
 71   2.0  61   1.8                     Tax                               280   8.0     221        6.4
 21   0.6  26   0.7                     Interest                           60   1.7      50        1.4
 95   2.7 103   2.9                     Depreciation and                  297   8.4     288        8.3
                                        amortisation
--------------------------------------------------------------------------------------------------------
293   8.3 305   8.7                     EBITDA - including                921  26.1     981       28.1
                                        exceptional items

  -     -   -     -                     Exceptional income (i)              -     -     (34  )    (1.0 )
  -     -   -     -                     (Profit)/loss on disposals         10   0.3     (20  )    (0.6 )
--------------------------------------------------------------------------------------------------------
293   8.3 305   8.7                     EBITDA - excluding                931  26.4     927       26.5
                                        exceptional items
--------------------------------------------------------------------------------------------------------

i)   Relates to the House of Lords judgment in favour of the CATS partners.

Earnings per share calculations in 2002 are based on shares in issue of 3,524 million.

There is no difference between the figures presented above and diluted earnings per share.


7. Quarterly information: earnings and earnings per share


                                                  2002         2001         2002         2001
                                                  GBPm         GBPm        pence        pence
First quarter
   - including exceptional items                   130          187          3.7          5.3
   - excluding exceptional items                   133          136          3.8          3.9
Second quarter
   - including exceptional items                    48          111          1.4          3.2
   - excluding exceptional items                    55          112          1.6          3.2
Third quarter
   - including exceptional items                   106          102          3.0          2.9
   - excluding exceptional items                   106          102          3.0          2.9
Fourth quarter
   - including exceptional items                                186                       5.3
   - excluding exceptional items                                115                       3.3
---------------------------------------------------------------------------------------------
Full year
   - including exceptional items                                586                      16.7
   - excluding exceptional items                                465                      13.3
---------------------------------------------------------------------------------------------


Additional information: Exploration and Production - operating and financial data


    Third Quarter                                                             First Nine Months
   2002      2001                                                               2002       2001
                            Production volumes (mmboe)
    5.7       4.3    +33%       - oil                                           16.7        8.6     +94%
    4.5       2.8    +61%       - liquids                                       14.3       11.1     +29%
   22.4      19.6    +14%       - gas                                           68.5       59.4     +15%
-------   -------                                                            -------    -------
   32.6      26.7    +22%       - total                                         99.5       79.1     +26%
-------   -------                                                            -------    -------
    8.8       1.4   +529%   Volume of gas purchased for resale (mmboe)          16.2        8.0    +103%

GBP17.49 )GBP17.47 )    -   Average realised oil price per barrel           GBP16.56 ) GBP18.53 )   -11%
($26.50   ($24.98     +6%                                                    ($24.25    ($26.68      -9%

GBP8.55 )GBP10.24 )  -17%   Average realised liquids price per barrel        GBP7.59 ) GBP10.05 )   -24%
($12.96   ($14.64    -11%                                                    ($11.12    ($14.47     -23%

 13.31p    16.06p    -17%   Average realised UK gas price per produced therm  15.73p     16.39p      -4%

 12.39p    13.56p     -9%   Average realised International gas price per      12.36p     13.84p     -11%
                            produced therm

 12.85p    14.95p    -14%   Average realised gas price per produced therm     14.12p     15.32p      -8%

 13.79p    15.22p     -9%   Average realised gas price per therm              14.46p     16.11p     -10%

GBP1.15 ) GBP1.12 )   +3%   Lifting costs per boe*                           GBP1.04 )  GBP1.06 )    -2%
 ($1.74    ($1.60     +9%                                                     ($1.52     ($1.53      -1%

GBP2.25 ) GBP2.08 )   +8%   Operating expenditure per boe                    GBP2.11 )  GBP1.99 )    +6%
 ($3.41    ($2.97    +15%                                                     ($3.09     ($2.86      +8%

    202       147    +37%   Development expenditure (GBPm)                         538        414     +30%

                            Gross exploration
                            expenditure (GBPm)
     30        22    +36%       - capitalised expenditure                        221         54    +309%
     18         8   +125%       - other expenditure                               48         36     +33%
-------   -------                                                            -------    -------
     48        30    +60%       - gross expenditure                              269         90    +199%
-------   -------                                                            -------    -------

* Lifting costs are defined as operating expenditure excluding royalties, tariffs and insurance.

BG's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, assuming a normal volume mix, a US$1.00 movement in the Brent price would have an impact on operating profit in 2003 of approximately GBP30 million.

BG's exposure to the US$/UKGBP exchange rate varies according to a number of factors including the timing of revenues and costs. Management estimates that for 2003 a 10 cent movement in the US$/UKGBP exchange rate would have an impact on operating profit of approximately GBP45 million.




Enquiries

Enquiries relating to BG's results, business and financial   General enquiries about shareholder
position should be made to:                                  matters should be made to:

Investor Relations Department                                Lloyds TSB Registrars
BG Group plc                                                 The Causeway
100 Thames Valley Park Drive                                 Worthing
Reading                                                      West Sussex
Berkshire                                                    BN99 6DA
RG6 1PT
Tel: 0118 929 3025                                           Tel: 0870 600 3951
e-mail: invrel@bg-group.com

Financial Calendar

Annual investor presentation                                14 November 2002
Payment of 2002 interim dividend:
   Shareholders                                             13 December 2002
   American depositary receipt holders                      23 December 2002
Announcement of 2002 fourth quarter and                     18 February 2003
full year results
Announcement of 2003 first quarter results                  13 May 2003


BG Group plc website: www.bg-group.com

Registered office
100 Thames Valley Park Drive, Reading  RG6 1PT
Registered in England No. 3690065




                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 7 November, 2002                               By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary